UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Akoya Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

00974H104
(CUSIP Number)

Jeremy Nierman

Hudson Executive Capital LP

c/o Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 521-8495

Copies to:

Richard M. Brand

Braden McCurrach
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
 (212) 504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00974H104	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,892,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,892,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,892,204
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%(1)
14	TYPE OF REPORTING PERSON PN, IA
(1)	Calculated based on 37,955,857 shares of common stock, $0.00001 par value per share, of Akoya Biosciences, Inc. (the “Company”), outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed by the Company on November 8, 2022.

CUSIP No. 00974H104	SCHEDULE 13D

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,892,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,892,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,892,204
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%(2)
14	TYPE OF REPORTING PERSON PN, IA

(2)	Calculated based on 37,955,857 shares of common stock, $0.00001 par value per share, of the Company, outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed by the Company on November 8, 2022.

CUSIP No. 00974H104	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,892,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,892,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,892,204
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%(3)
14	TYPE OF REPORTING PERSON IN

(3)	Calculated based on 37,955,857 shares of common stock, $0.00001 par value per share, of the Company, outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed by the Company on November 8, 2022.

CUSIP No. 00974H104	SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This Amendment No. 3 to the Schedule 13D (the “Amendment No. 3”) relates to the Schedule 13D filed on October 18, 2021 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 3, collectively the “Schedule 13D”), by the Reporting Persons, relating to the common stock, $0.00001 per share (the “Shares”), of Akoya Biosciences, Inc., a company organized under the laws of the State of Delaware (the “Company”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D.

This Amendment No. 3 is being filed to report a decrease in the Reporting Persons’ beneficial ownership percentage due to the sale of Shares by the Reporting Persons.

The Reporting Persons beneficially own an aggregate of 1,892,204 Shares (the “Subject Shares”). The Subject Shares represent approximately 4.99% of the issued and outstanding Shares based on 37,955,857 Shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed on November 8, 2022.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding the following information:

As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5. The aggregate purchase price for the Subject Shares is $24,129,840.40 (inclusive of brokerage commissions and other costs of execution).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a), (b), (c) and (e), are hereby amended and supplemented by adding the following information:

(a) and (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

(c) All transactions in the Shares effected during the past 60 days on behalf of an HEC Fund over which the Reporting Persons have investment discretion are set forth in Exhibit 5 attached hereto and incorporated herein by reference.

(e) Following the transactions described on Exhibit 5 hereto, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Issuer’s Shares.

CUSIP No. 00974H104	SCHEDULE 13D

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 5 Schedule of transactions effected during the last 60 days

CUSIP No. 00974H104	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2023

HUDSON EXECUTIVE CAPITAL LP

By:	HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
	Name:	Douglas L. Braunstein
	Title:	Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
	Name:	Douglas L. Braunstein
	Title:	Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein

EXHIBIT 5

Schedule of Transactions in Shares

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 pm, New York City time, on February 7, 2023.

Trade Date	Transaction	Security	Quantity Bought (Sold)	Unit Cost(1)
12/5/22	Sell	Common Stock	(162,000)	$12.35	(2)
12/13/22	Sell	Common Stock	(71,050)	$13.03
1/11/23	Sell	Common Stock	(2,759)	$10.85	(3)
1/17/23	Sell	Common Stock	(12,000)	$10.89	(4)
1/18/23	Sell	Common Stock	(13,447)	$10.73	(5)
1/20/23	Sell	Common Stock	(46,209)	$10.53	(6)
1/23/23	Sell	Common Stock	(55,585)	$10.58	(7)
2/3/23	Sell	Common Stock	(97,530)	$12.10	(8)
2/6/23	Sell	Common Stock	(94,774)	$12.20	(9)

(1)	Excludes brokerage commissions and other costs of execution.

(2)	The price reported is a weighted average price. These shares were bought in transactions through a broker-dealer at prices ranging from $12.35 to $12.37, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 2.

(3)	The price reported is a weighted average price. These shares were bought in transactions through a broker-dealer at prices ranging from $10.83 to $10.91, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 3.
(4)	The price reported is a weighted average price. These shares were bought in transactions through a broker-dealer at prices ranging from $10.85 to $11.04, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 4.
(5)	The price reported is a weighted average price. These shares were bought in transactions through a broker-dealer at prices ranging from $10.70 to $10.77, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 5.
(6)	The price reported is a weighted average price. These shares were bought in transactions through a broker-dealer at prices ranging from $10.50 to $10.85, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 6.
(7)	The price reported is a weighted average price. These shares were bought in transactions through a broker-dealer at prices ranging from $10.50 to $10.80, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 7.
(8)	The price reported is a weighted average price. These shares were bought in transactions through a broker-dealer at prices ranging from $11.95 to $12.40, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 8.
(9)	The price reported is a weighted average price. These shares were bought in transactions through a broker-dealer at prices ranging from $11.75 to $12.49, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote 9.